UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FIRST QUARTER 2025 RESULTS

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva| bryan.silva@kof.com Agustin Bolio | agustin.bolio@kof.com

Mexico City, April 25, 2025, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2025.

FIRST QUARTER HIGHLIGHTS

•	Volume decline 2.2%
•	Revenue growth 10.0%, on a currency neutral basis revenue growth 5.9%
•	Operating income growth 7.3%, on a currency neutral basis operating income growth 3.2%
•	Majority net income growth 2.7%
•	Earnings per share[1] were Ps. 0.31 (Earnings per unit were Ps. 2.45 and per ADS were Ps. 24.46)
•	More than 1.3 million enrolled customers in Premia Juntos+ loyalty program with a redemption rate of 75%
FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q25	1Q25	1Q25	1Q25
As Reported	Consolidated	10.0%	12.0%	7.3%	2.7%
	Mexico & Central America	4.8%	5.6%	(5.0%)
	South America	17.4%	22.8%	31.1%

Comparable (2)	Consolidated	5.9%	7.8%	3.2%
	Mexico & Central America	0.8%	1.6%	(9.1%)
	South America	13.2%	18.3%	27.3%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“I’m pleased with our company’s first quarter results. Our revenues increased 10.0% while our operating income increased 7.3%, underscoring our resilient profile in the face of a slower macroeconomic backdrop in key markets. On the one hand, in Mexico and Central America, our volumes declined versus a tough comparison base. On the other hand, most of our countries in South America delivered positive volumes, including solid performance in Brazil, Argentina and Uruguay.

In this scenario, we maintain our long-term strategy while adjusting to address any short-term headwinds. Our teams implemented various initiatives, including commercial, financial, and supply chain measures to ensure we are well-equipped to navigate the current operating environment.

Regarding digital, we continued to make progress in the rollout of Juntos+ v.4.0 in Costa Rica and Nicaragua. Additionally, we completed the rollout of our state-of-the-art salesforce automation tool, Juntos+ Advisor in Brazil, which we believe is a gamechanger towards achieving our omnichannel ambition.

We are confident that we operate in a resilient industry and that we are well-positioned to emerge stronger. We are implementing a playbook that leverages our strong capabilities and a deep collaboration with The Coca-Cola Company, remaining focused on building sustainable value for all our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 2 of 14

RECENT DEVELOPMENTS

•	On April 8, 2025, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2024, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2024, and the appointment or reelection of the members of the Board of Directors, Planning and Finance, Audit and Corporate Practices Committees for 2025. The shareholders’ meeting approved the payment of a cash dividend in the amount of Ps. 7.36 per KOF UBL unit (Ps. 0.92 per share) to be paid in four equal installments of Ps. 1.84 per KOF UBL unit (Ps. 0.23 per share) on April 23, July 16, October 15, and December 9, 2025, for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2024 integrated annual report entitled, “Future-Ready – Bringing tomorrow closer,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	On April 23, 2025, Coca-Cola FEMSA paid the first installment of the ordinary dividend approved for Ps. 0.23 per share, for a total cash distribution of Ps. 3,865.5 million.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 3 of 14

CONSOLIDATED First QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2025	1Q 2024	Δ%	Δ%
Total revenues	70,157	63,803	10.0%	5.9%
Gross profit	31,832	28,428	12.0%	7.8%
Operating income	9,248	8,617	7.3%	3.2%
Adj. EBITDA (2)	13,254	11,944	11.0%	6.7%

Volume decreased 2.2% to 986.5 million unit cases, driven mainly by volume decline in Mexico and Colombia. These declines were partially offset by increases in Brazil, Argentina, Uruguay and Guatemala.

Total revenues increased 10.0% to Ps. 70,157 million. This increase was driven mainly by revenue management initiatives and favorable currency translation effects from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 5.9%.

Gross profit increased 12.0% to Ps. 31,832 million, and gross margin expanded 80 basis points to 45.4%. This expansion was driven mainly by lower sweetener costs, top-line growth and raw material hedging initiatives. These effects were partially offset by higher fixed costs, such as maintenance, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 7.8%.

Operating income increased 7.3% to Ps. 9,248 million, and operating margin contracted 30 basis points to 13.2%. This margin contraction was driven mainly by lower operating leverage, coupled with higher operating expenses such as freight, labor, depreciation and maintenance. These effects were partially offset by cost and expense controls across our operations and the recognition of insurance claims in Mexico. Excluding currency translation effects, operating income increased 3.2%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 4 of 14

Comprehensive financing result recorded an expense of Ps. 1,126 million, compared to an expense of Ps. 1,188 million in the previous year. This decrease was driven mainly by a gain in financial instruments of Ps. 135 million as compared to a loss of Ps. 46 million in the same period of the previous year, resulting from a decrease in the floating interest rate as compared to the previous quarter. In addition, we recognized a higher gain in monetary positions in inflationary subsidiaries, related to Argentina for Ps. 87 million as compared to a gain of Ps. 7 million in the same period of the previous year.

These effects were partially offset by a foreign exchange loss of Ps. 59 million in the first quarter of 2025 as compared to a gain of Ps. 26 million in the same period of the previous year, driven by the quarterly appreciation of the Brazilian Real as applied to our U.S. dollar-denominated cash position.

Finally, we recognized interest expense, net, of Ps. 1,288 million as compared to Ps. 1,174 million in the same period of the previous year because of higher interest expense mainly driven by new financing in Argentina and higher interest rates in Brazil, coupled with lower interest income because of a decreased interest rate in Argentina.

Income tax as a percentage of income before taxes was 33.4% as compared to 30.2% during the same period of 2024. The lower tax rate in the first quarter of 2024 was driven mainly by the recognition of certain non-taxable tax credits.

Net income attributable to equity holders of the company was Ps. 5,139 million as compared to Ps. 5,006 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. These effects were partially offset by an increase in the effective tax rate. Earnings per share1 were Ps. 0.31 (Earnings per unit were Ps. 2.45 and per ADS were Ps. 24.46.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 5 of 14

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2025	1Q 2024	Δ%	Δ%
Total revenues	39,669	37,844	4.8%	0.8%
Gross profit	18,886	17,888	5.6%	1.6%
Operating income	5,400	5,681	(5.0%)	(9.1%)
Adj. EBITDA (2)	7,908	7,744	2.1%	(2.2%)

Volume decreased 4.6%, driven by volume declines in Mexico, Panama and Costa Rica. These declines were partially offset by volume growth in Guatemala and Nicaragua. This volume decline was driven mainly by a deceleration in the consumer environment, coupled with unfavorable weather conditions, and a challenging comparison base from the previous year.

Total revenues increased 4.8% to Ps. 39,669 million, driven mainly by revenue management initiatives and the favorable currency translation effect from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 0.8%.

Gross profit increased 5.6% to Ps. 18,886 million, and gross margin expanded 30 basis points to 47.6%. This margin expansion was driven mainly by our top-line growth and easing sweetener costs. These effects were partially offset by unfavorable mix effects, higher fixed costs, such as maintenance and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 1.6%.

Operating income decreased 5.0% to Ps. 5,400 million, and operating margin contracted 140 basis points to 13.6%. This contraction was driven by lower operating leverage, unfavorable mix effects, higher operating expenses such as maintenance and depreciation, coupled with one-time expenses related to the impact of hurricanes and an operating foreign exchange loss. These effects were partially offset by expense efficiencies and the recognition of insurance claims in Mexico. Excluding currency translation effects, operating income decreased 9.1%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 6 of 14

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2025	1Q 2024	Δ%	Δ%
Total revenues	30,488	25,958	17.4%	13.2%
Gross profit	12,947	10,540	22.8%	18.3%
Operating income	3,848	2,935	31.1%	27.3%
Adj. EBITDA (2)	5,346	4,200	27.3%	23.4%

Volume increased 1.0% to 433.2 million unit cases, driven mainly by 2.5% volume growth in Brazil, a 9.1% increase in Argentina, and 6.0% volume growth in Uruguay, partially offset by an 8.1% decrease in Colombia.

Total revenues increased 17.4% to Ps. 30,488 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives, favorable mix and currency translation effects. These effects were partially offset by a volume decline in Colombia. Excluding currency translation effects, total revenues increased 13.2%.

Gross profit increased 22.8% to Ps. 12,947 million, and gross margin expanded 190 basis points to 42.5%. This expansion was driven mainly by top-line growth, coupled with a decrease in sweeteners and cost efficiencies, which were partially offset by and currency depreciation in most of our operating currencies as compared to the U.S. Dollar. Excluding currency translation effects, gross profit increased 18.3%.

Operating income increased 31.1% to Ps. 3,848 million, resulting in an operating margin expansion of 130 basis points to 12.6%. This increase was driven mainly by an increase in our gross profit, partially offset by increases in operating expenses such as freight and maintenance. Excluding currency translation effects, operating income increased 27.3%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 7 of 14

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average appreciation of most of the currencies used in our main operations relative to the Mexican peso in the first quarter of 2025, as compared to the same period of 2024, we had a favorable currency translation effect into Mexican pesos. Please see page 14 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 8 of 14

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through approximately 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 9 of 14

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,921.8		5,958.0		-0.6%	-0.6%
Volume (million unit cases)	986.5		1,008.6		-2.2%	-2.2%
Average price per unit case	68.99		61.21		12.7%
Net revenues	70,073		63,638		10.1%
Other operating revenues	84		165		-49.1%
Total revenues (2)	70,157	100.0%	63,803	100.0%	10.0%	5.9%
Cost of goods sold	38,324	54.6%	35,374	55.4%	8.3%
Gross profit	31,832	45.4%	28,428	44.6%	12.0%	7.8%
Operating expenses	22,478	32.0%	19,668	30.8%	14.3%
Other operative expenses, net	184	0.3%	188	0.3%	NA
Operative equity method (gain) loss in associates(3)	(78)	-0.1%	(44)	-0.1%	78.0%
Operating income (5)	9,248	13.2%	8,617	13.5%	7.3%	3.2%
Other non operative expenses, net	26	0.0%	(90)	-0.1%	NA
Non Operative equity method (gain) loss in associates (4)	(76)	-0.1%	13	0.0%	NA
Interest expense	1,879		1,797		4.6%
Interest income	590		623		-5.2%
Interest expense, net	1,288		1,174		9.7%
Foreign exchange loss (gain)	59		(26)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(87)		(7)		1213.2%
Market value (gain) loss on financial instruments	(135)		46		NA
Comprehensive financing result	1,126		1,188		-5.2%
Income before taxes	8,172		7,506		8.9%
Income taxes	2,681		2,258		18.7%
Result of discontinued operations	-		-		NA
Consolidated net income	5,492		5,247		4.7%
Net income attributable to equity holders of the company	5,139	7.3%	5,006	7.8%	2.7%	-2.8%
Non-controlling interest	352	0.5%	241	0.4%	45.9%

Adj. EBITDA & CAPEX	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,248	13.2%	8,617	13.5%	7.3%	3.2%
Depreciation	3,114		2,541		22.6%
Amortization and other operative non-cash charges	893		786		13.6%
Adj. EBITDA (5)(6)	13,254	18.9%	11,944	18.7%	11.0%	6.7%
CAPEX(8)	4,228		3,181		32.9%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of March 31, 2025, the investment in fixed assets effectively paid is equivalent to Ps. 5,718 million.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 10 of 14

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,903.1		3,019.1		-3.8%	-3.8%
Volume (million unit cases)	553.3		579.8		-4.6%	-4.6%
Average price per unit case	71.08		64.92		9.5%
Net revenues	39,662		37,844
Other operating revenues	7		(0)
Total Revenues (2)	39,669	100.0%	37,844	100.0%	4.8%	0.8%
Cost of goods sold	20,783	52.4%	19,956	52.7%
Gross profit	18,886	47.6%	17,888	47.3%	5.6%	1.6%
Operating expenses	13,360	33.7%	12,114	32.0%
Other operative expenses, net	156	0.4%	119	-0.1%
Operative equity method (gain) loss in associates (3)	(31)	-0.1%	(26)	-0.1%
Operating income (4)	5,400	13.6%	5,681	15.0%	-5.0%	-9.1%
Depreciation, amortization & other operating non-cash charges	2,508	6.3%	2,062	5.4%
Adj. EBITDA (4)(5)	7,908	19.9%	7,744	20.5%	2.1%	-2.2%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,018.7		2,938.9		2.7%	2.7%
Volume (million unit cases)	433.2		428.8		1.0%	1.0%
Average price per unit case	66.32		56.20		18.0%
Net revenues	30,411		25,794
Other operating revenues	77		165
Total Revenues (2)	30,488	100.0%	25,958	100.0%	17.4%	13.2%
Cost of goods sold	17,541	57.5%	15,418	59.4%
Gross profit	12,947	42.5%	10,540	40.6%	22.8%	18.3%
Operating expenses	9,118	29.9%	7,554	29.1%
Other operative expenses, net	28	0.1%	68	0.3%
Operative equity method (gain) loss in associates (3)	(47)	-0.2%	(18)	-0.1%
Operating income (4)	3,848	12.6%	2,935	11.3%	31.1%	27.3%
Depreciation, amortization & other operating non-cash charges	1,498	4.9%	1,265	4.9%
Adj. EBITDA (4)(5)	5,346	17.5%	4,200	16.2%	27.3%	23.4%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 11 of 14

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-25	Dec-24	% Var.	Liabilities & Equity	Mar-25	Dec-24	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	3,623	3,314	9%
	30,509	32,779	-7%	Suppliers	29,179	33,773	-14%
Total accounts receivable	16,841	18,620	-10%	Short-term leasing Liabilities	997	889	12%
Inventories	15,049	14,059	7%	Other current liabilities	26,361	29,194	-10%
Other current assets	10,630	9,675	10%	Total current liabilities	60,160	67,171	-10%
Total current assets	73,029	75,132	-3%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	70,674	70,383	0%
Property, plant and equipment	168,242	161,785	4%	Long Term Leasing Liabilities	2,303	2,295	0%
Accumulated depreciation	(64,976)	(62,404)	4%	Other long-term liabilities	19,203	17,595	9%
Total property, plant and equipment, net	103,266	99,381	4%	Total liabilities	152,339	157,445	-3%
Right of use assets	3,091	2,989	3%	Equity	-	-
Investment in shares	10,467	10,233	2%	Non-controlling interest	8,034	7,113	13%
Intangible assets and other assets	104,328	101,876	2%	Total controlling interest	151,689	143,428	6%
Other non-current assets	17,880	18,375	-3%	Total equity	159,723	150,542	6%
Total Assets	312,062	307,986	1%	Total Liabilities and Equity	312,062	307,986	1%

	Mar 31, 2025
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	57.9%	3.7%	8.6%
U.S. Dollars	17.9%	53.2%	4.2%
Colombian Pesos	3.0%	21.2%	8.6%
Brazilian Reals	20.3%	18.8%	10.6%
Argentine Pesos	0.8%	0.0%	50.1%
Total Debt	100%	23.9%	8.6%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	Mar 31, 2025	Dec 31, 2024	Δ%
Net debt including effect of hedges (1)(3)	42,552	38,329	11.0%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.74	0.68
Adj. EBITDA/ Interest expense, net (1)	10.29	12.51
Capitalization (2)	32.2%	33.3%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 12 of 14

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2025					1Q 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	307.9	30.4	87.1	38.5	463.8	332.5	31.3	89.9	36.7	490.4	-5.4%
Guatemala	42.0	1.9	0.8	2.1	46.8	41.3	2.4	-	2.2	45.9	1.9%
CAM South	34.7	2.3	0.2	5.4	42.7	35.6	2.4	0.2	5.4	43.6	-2.1%
Mexico and Central America	384.7	34.6	88.0	46.0	553.3	409.4	35.2	90.9	44.4	579.8	-4.6%
Colombia	61.7	9.8	3.5	6.2	81.2	66.0	10.6	4.1	7.7	88.3	-8.1%
Brazil (3)	242.4	24.1	2.9	26.0	295.4	240.1	20.8	2.7	24.6	288.2	2.5%
Argentina	31.4	6.2	1.3	4.3	43.3	29.4	5.2	2.0	3.0	39.6	9.1%
Uruguay	10.1	2.3	-	1.0	13.4	10.1	1.8	-	0.7	12.6	6.0%
South America	345.6	42.4	7.8	37.5	433.2	345.6	38.4	8.8	36.0	428.8	1.0%
TOTAL	730.3	77.0	95.8	83.5	986.5	755.0	73.6	99.7	80.3	1,008.6	-2.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2025					1Q 2024					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,735.6	217.3		272.9	2,225.8	1,867.5	218.9		260.7	2,347.0	-5.2%
Guatemala	311.9	18.0		23.3	353.1	307.7	15.7		22.9	346.3	2.0%
CAM South	255.0	14.9		54.3	324.2	256.3	15.2		54.3	325.7	-0.5%
Mexico and Central America	2,302.4	250.2		350.4	2,903.1	2,431.4	249.9		337.8	3,019.1	-3.8%
Colombia	446.0	98.0		47.8	591.8	479.2	109.1		65.5	653.7	-9.5%
Brazil (3)	1,629.7	206.3		292.7	2,128.7	1,560.5	180.1		274.4	2,015.0	5.6%
Argentina	160.1	35.7		36.3	232.2	148.7	32.3		26.7	207.7	11.8%
Uruguay	49.4	8.7		8.0	66.1	48.8	7.2		6.4	62.5	5.8%
South America	2,285.2	348.7		384.8	3,018.7	2,237.2	328.7		373.1	2,938.9	2.7%
TOTAL	4,587.6	598.9		735.2	5,921.8	4,668.6	578.5		710.8	5,958.0	-0.6%

Revenues
Expressed in million Mexican Pesos	1Q 2025	1Q 2024	Δ %
Mexico	31,262	30,854	1.3%
Guatemala	4,173	3,398	22.8%
CAM South	4,234	3,592	17.9%
Mexico and Central America	39,669	37,844	4.8%
Colombia	5,364	4,884	9.8%
Brazil (4)	20,310	17,837	13.9%
Argentina	3,434	2,150	59.8%
Uruguay	1,380	1,089	26.7%
South America	30,488	25,958	17.4%
TOTAL	70,157	63,803	10.0%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,343.1 million for the first quarter of 2025 and Ps. 1,496.0 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 13 of 14

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q25
Mexico	3.67%	0.26%
Colombia	5.08%	2.30%
Brasil	5.14%	1.80%
Argentina	49.94%	7.40%
Costa Rica	1.28%	0.54%
Panama	-0.16%	0.70%
Guatemala	0.73%	-0.46%
Nicaragua	3.25%	1.28%
Uruguay	5.03%	2.21%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q25	1Q24	Δ %
México	20.42	17.00	20.2%
Colombia	4,188.58	3,920.24	6.8%
Brasil	5.84	4.95	18.0%
Argentina	1057.00	834.46	26.7%
Costa Rica	507.67	517.00	-1.8%
Panama	1.00	1.00	0.0%
Guatemala	7.71	7.81	-1.3%
Nicaragua	36.62	36.62	0.0%
Uruguay	43.03	38.89	10.6%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-25	Mar-24	Δ %	Dec-24	Dec-23	Δ %
México	20.32	16.68	21.8%	20.27	16.89	20.0%
Colombia	4,192.57	3,842.30	9.1%	4,409.15	3,822.05	15.4%
Brasil	5.74	5.00	14.9%	6.19	4.84	27.9%
Argentina	1,074.00	858.00	25.2%	1,032.00	808.45	27.7%
Costa Rica	504.21	506.60	-0.5%	512.73	526.88	-2.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.71	7.79	-1.0%	7.71	7.83	-1.5%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	42.13	37.55	12.2%	44.07	39.02	12.9%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q25 Results April 25, 2025	Page 14 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: April 25, 2025